7/8

03024420

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buck Lake Ventures Ltd

*CURRENT ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 11669 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/10/03

82-1669

03 JUL -8 AM 7:21

BUCK LAKE VENTURES LTD.

ARLS
12-31-02

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Buck Lake Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on June 25, 2003 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2002 and the report of the auditor thereon;
2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;
3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;
4. To determine the number of Directors at six;
5. To elect Directors for the ensuing year;
6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and
7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 21st day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
RAYMOND ROLAND
President

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 21, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 25, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Buck Lake Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on June 25, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on January 30, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 15, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As

at the record date, 13,201,551 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at five. Management is proposing to increase the size of the Board to six directors. If this resolution is passed six directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Raymond Roland Vancouver, BC President, C.E.O., C.F.O. and Director	President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, Auterra Ventures Inc.; President, International Alliance Resources Inc.; Previously Senior Manager, Western Canada of a Canadian chartered bank	June 27, 2000 to date	1,129,960
Leeta Drinovz Vancouver, BC Director	Professional Administrator	January 18, 1999 to date	454,083
Kirk Shaw Vancouver, BC Director	Television producer	January 18, 1999 to date	612,820
Douglas B. Brooks North Vancouver, BC Director	President, Cora Resources Ltd. since September, 1998; Investment Advisor with RBC Dominion Securities Inc. to February, 1997.	June 27, 2000 to date	708,652
David Dicaire Coquitlam, BC Director	President, Totally Hip Inc. since September 2000; COO and General Manager, Totally Hip Inc. since February, 1999; Senior Manager and Consultant with Simons Engineering Inc. and H. A. Simons Ltd. from August 1995 to January 1999.	June 28, 2001 to date	Nil
Renee Brickner Squamish, BC Director	Consulting Geologist, June 1999 to date	May 2, 2003 to date	177,715

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Kirk Shaw and Douglas B. Brooks are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Raymond Roland became the President and Chief Executive Officer of the Company on June 27, 2000. Leeta Drinovz acted as President and Chief Executive Officer of the Company from January 18, 1999 until June 27, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers") during the financial years ending December 31, 2000, 2001 and 2002, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
RAYMOND ROLAND President, CEO and CFO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$36,000[1] $36,000[1] $18,000[1]	Nil 100,537[2] 396,972[3]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
LEETA DRINOVZ Former President and CEO	2000	Nil	Nil	$30,000[4]	146,833[5]	Nil	Nil	$28,474[6]

[1] For financial consulting services provided by Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a Director of the Company, at a fee of $3,000.00 per month.

[2] Grant of 43,287 incentive stock options to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Mr. Roland, exercisable until February 8, 2003 at $0.21 per share and the grant of 57,250 incentive stock options to Mr. Roland, exercisable until July 6, 2003 at $0.40 per share.

[3] Grant of 136,000 incentive stock options, exercisable until February 21, 2002 at $0.34 per share and the grant of 260,972 incentive stock options, exercisable until July 18, 2002 at $0.15 per share. Subsequent to the financial year ended December 31, 2000, the exercise price of the 136,000 options was reduced from $0.34 per share to $0.21 per share.

[4] For management services provided by a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director and former President of the Company, at a fee of $2,500.00 per month.

[5] Grant of 146,833 incentive stock options, exercisable until February 21, 2002 at $0.34 per share. Subsequent to the financial year ended December 31, 2000, the exercise price of the options was reduced from $0.34 per share to $0.21 per share.

[6] Interest accrued to British Columbia non-reporting companies wholly-owned by Leeta Drinovz, a Director and former President of the Company.

Long-Term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by Named Executive Officer during the most recently completed financial year and outstanding to Named Executive Officers at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexer-cised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	57,250[(1)] (Exercisable)	Nil (Exercisable)
Leeta Drinovz	46,833	$11,708	57,250 (Exercisable)	Nil (Exercisable)

(1) During the fiscal year ended December 31, 2002, options to acquire up to 396,972 shares expired, without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2002 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options and SARs were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	90,000	$15,800	20,000[1] (Exercisable)	Nil (Exercisable)

[1] During the fiscal year ended December 31, 2002, options to acquire up to 50,000 shares expired, without exercise.

MANAGEMENT CONTRACTS

The Company is a party to a management contract with a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, whereby the company is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on April 1, 1994.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

Other Related Party Transactions

During the financial year ended December 31, 2002, the Company entered into certain transactions with Directors or companies controlled by Directors of the Company as follows:

1. $23,900 was payable to Raymond Roland, President and a director of the Company, with respect to a loan made to the Company. The loan is unsecured, non-interest bearing and is payable on demand;

2. $1,5000 in geological consulting fees and $10,500 in exploration expenditures incurred on behalf of the Company was paid or accrued to Andre Pauwels, the Company's Vice President, Explorations;
3. $10,070 in promotional fees was paid or accrued to In Sight Film & Video Production, a British Columbia non-reporting company which Kirk Shaw, a director of the Company, is a director;
4. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a Director of the Company; and
5. A British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, accrued a total of $30,000 in management fees from the Company and $8,941 in interest.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 21st day of May, 2003.

BUCK LAKE VENTURES LTD.

"Raymond Roland"
Raymond Roland
Chief Executive Officer and Chief Financial Officer

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	December 31, 2002	03/05/21

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ray Roland	President	604-669-3116

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ray Roland"	RAY ROLAND	03/05/21
"Renee Brickner"	RENEE BRICKNER	03/05/21

(Electronic signatures should be entered in "quotations")

BUCK LAKE VENTURES LTD.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2002 and 2001

(Stated in Canadian Dollars)

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Buck Lake Ventures Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Buck Lake Ventures Ltd. as at December 31, 2002 and 2001 and the statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's *management. Our responsibility is to express an opinion on these financial statements based on our audits.*

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
May 12, 2003

"AMISANO HANSON"
Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, incurred substantial losses from operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated May 12, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada
May 12, 2003

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

ASSETS	2002	(Note 11) 2001
Current		
Cash	$ 525	$ 8,713
Accounts receivable	14,870	34,529
Marketable securities, at market value – Note 9	8,000	12,000
Prepaid expenses	14,495	8,835
	37,890	64,077
Capital assets – Note 3	24,573	31,134
Resource property costs – Notes 4 and 9 and Schedule 1	869,264	792,850
	$ 931,727	$ 888,061
LIABILITIES		
Current		
Accounts payable	$ 520,949	$ 453,129
Due to related parties – Note 9	203,429	118,645
Advances payable – Note 5	6,524	5,790
Loans payable – Notes 6 and 9	198,996	69,151
	929,898	646,715
SHAREHOLDERS' EQUITY		
Share capital – Notes 7 and 10	5,532,673	5,302,438
Share subscriptions	-	65,000
Deficit	(5,530,844)	(5,126,092)
	1,829	241,346
	$ 931,727	$ 888,061

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 7
Subsequent Events – Notes 4 and 7

APPROVED BY THE DIRECTORS:

"Ray Roland" ____________________, Director *"Renee Brickner"* ____________________, Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	2002	2001	2000
General and administrative expenses			
Accounting, audit and legal fees	$ 131,233	$ 164,395	$ 130,464
Amortization	7,016	3,930	662
Bank charges and interest – Note 9	44,430	51,182	97,932
Consulting fees – Note 9	37,500	53,000	18,000
Filing fees	3,709	21,678	11,433
Management fees – Note 9	30,000	30,000	30,000
Office services and expenses	7,490	24,329	32,113
Promotion and travel – Note 9	62,784	50,078	22,758
Rent – Note 9	42,000	42,000	28,000
Shareholder communications fees	-	12,500	18,000
Transfer agent	3,698	4,333	3,914
Loss before other items	(369,860)	(457,425)	(393,276)
Other items			
Interest income	475	3,260	-
Property investigation costs	-	-	(5,000)
Write-down of marketable securities – Note 9	(4,000)	(39,000)	(12,000)
Loss on disposal of capital assets	-	-	(1,544)
Write-off of resource property costs	(74,961)	-	-
Gain on settlement of accounts payable	43,594	-	-
Net loss	$ (404,752)	$ (493,165)	$ (411,820)
Basic and diluted loss per share	$ (0.03)	$ (0.05)	$ (0.06)
Weighted average number of shares	13,079,604	10,849,600	6,696,708

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	2002	2001 (Note 11)	2000 (Note 11)
Operating Activities			
Net loss for the year	$ (404,752)	$ (493,165)	$ (411,820)
Adjustments to reconcile net loss used in operations:			
Amortization	7,016	3,930	662
Write-down of marketable securities	4,000	39,000	12,000
Loss on disposal of capital assets	-	-	1,544
Write-off of resource property costs	74,961	-	-
Gain on settlement of accounts payable	(43,594)	-	-
Changes in non-cash working capital items related to operations:			
Accounts receivable	19,659	(18,241)	(12,834)
Prepaid expenses	(5,660)	(5,829)	(3,006)
Accounts payable	111,414	(111,389)	32,082
Cash used in operating activities	(236,956)	(585,694)	(381,372)
Investing Activities			
Acquisition of capital assets	(455)	(35,064)	-
Resource property acquisition costs	-	(135,000)	(42,525)
Resource property acquisition costs recovered	-	-	17,500
Deferred exploration costs	(121,375)	(349,908)	(247,880)
Deferred exploration costs recovered	-	-	231,125
Cash used in investing activities	(121,830)	(519,972)	(41,780)
Financing Activities			
Common shares issued	135,235	678,650	760,600
Share subscriptions	-	65,000	-
Due to related parties	84,784	(138,474)	99,031
Advances payable	734	652	2,737
Loans payable	129,845	69,151	-
Cash provided by financing activities	350,598	674,979	862,368
Increase (decrease) in cash	(8,188)	(430,687)	439,216
Cash, beginning	8,713	439,400	184
Cash, ending	$ 525	$ 8,713	$ 439,400

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

Continued

	2002	2001 (Note 11)	2000 (Note 11)
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Cumulative totals at December 31, 1986	3,475,000	$ 823,550	$ (674,313)	$ -	$ -	$ 149,237
Issue of shares for cash pursuant to private placements – at $0.94	133,768	125,742	-	-	-	125,742
– at $0.45	1,200,000	390,000	-	-	-	390,000
Issue of shares for finders fees – at $0.25	36,000	9,000	-	-	-	9,000
Issue of shares for cash pursuant to the exercise share purchase options – at $0.19	287,500	54,625	-	-	-	54,625
Issue costs	-	(48,574)	-	-	-	(48,574)
Net loss for the year ended December 31, 1987	-	-	-	(231,328)	-	(231,328)
Balance, December 31, 1987	5,132,268	1,354,343	(674,313)	(231,328)	-	448,702
Issue of shares pursuant to a property acquisition agreement – at $0.50	100,000	50,000	-	-	-	50,000
Net loss for the year ended December 31, 1998	-	-	-	(576,309)	-	(576,309)
Balance December 31, 1988	5,232,268	1,404,343	(674,313)	(807,637)	-	(77,607)
Issue of shares pursuant to a resource property acquisition agreement – at $0.08	100,000	8,000	-	-	-	8,000
Net loss for the year ended December 31, 1989	-	-	-	(49,324)	-	(49,324)
Balance, December 31, 1989	5,332,268	1,412,343	(674,313)	(856,961)	-	(118,931)
Net loss for the year ended December 31, 1990	-	-	-	(91,344)	-	(91,344)
Balance, December 31, 1990	5,332,268	1,412,343	(674,313)	(948,305)	-	(210,275)
5 for 1 share consolidation	(4,265,815)	-	-	-	-	-
Net loss for the year ended December 31, 1991	-	-	-	(42,649)	-	(42,649)

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

Continued

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Balance, December 31, 1991	1,066,453	1,412,343	(674,313)	(990,954)	-	(252,924)
Issue of shares for cash pursuant to a private placement – at $0.15	774,693	116,204	-	-	-	116,204
Issue of shares pursuant to debt settlement agreements – at $0.15	66,667	10,000	-	-	-	10,000
– at $0.18	552,327	99,418		-	-	99,418
Issue of shares for cash pursuant to a public offering – at $0.18	1,200,000	216,000	-	-	-	216,000
Issue costs	-	(36,000)	-	-	-	(36,000)
Net loss for the year ended December 31, 1992	-	-	-	(81,657)	-	(81,657)
Balance, December 31, 1992	3,660,140	1,817,965	(674,313)	(1,072,611)	-	71,041
Issue of shares for cash pursuant to a private placement – at $0.25	200,000	50,000	-	-	-	50,000
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.16	515,000	82,400	-	-	-	82,400
– at $0.17	462,475	78,621	-	-	-	78,621
– at $0.25	306,282	76,570	-	-	-	76,570
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.18	600,000	108,000	-	-	-	108,000
– at $0.25	200,000	50,000	-	-	-	50,000
Issue of shares pursuant to resource property acquisition agreements – at $0.25	120,000	30,000	-	-	-	30,000
– at $0.17	50,000	8,500	-	-	-	8,500
Issue of shares pursuant to a finders fee – at $0.25	38,333	9,833	-	-	-	9,833
Net loss for the year ended December 31, 1993	-	-	-	(706,503)	-	(706,503)

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

Continued

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Balance, December 31, 1993	6,152,230	2,311,889	(674,313)	(1,779,114)	-	(141,538)
Issue of shares pursuant to debt settlement agreements – at $0.17	367,757	62,519	-	-	-	62,519
Issue of shares for cash pursuant to a private placement – at $0.15	1,200,000	180,000	-	-	-	180,000
Net loss for the year ended December 31, 1994	-	-	-	(361,476)	-	(361,476)
Balance, December 31, 1994	7,719,987	2,554,408	(674,313)	(2,140,590)	-	(260,495)
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.15	500,000	75,000	-	-	-	75,000
Issue of shares pursuant to debt settlement agreements – at $0.15	532,272	79,841	-	-	-	79,841
Issue of shares for cash pursuant to a private placement – at $0.15	1,297,000	194,550	-	-	-	194,550
Net loss for the year ended December 31, 1995	-	-	-	(297,613)	-	(297,613)
Balance December 31, 1995	10,049,259	2,903,799	(674,313)	(2,438,203)	-	(208,717)
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.20	620,000	124,000	-	-	-	124,000
Issue of shares pursuant to debt settlement agreements – at $0.16	676,751	108,280	-	-	-	108,280
– at $0.19	64,210	12,200	-	-	-	12,200
Issue of shares for cash pursuant to a private placement – at $0.16	400,000	64,000	-	-	-	64,000
Net loss for the year ended December 31, 1996	-	-	-	(177,872)	-	(177,872)
Balance, December 31, 1996	11,810,220	3,212,279	(674,313)	(2,616,075)	-	(78,109)

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

Continued

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Issue of shares pursuant to resource property acquisition agreements – at $0.16	100,000	16,000	-	-	-	16,000
– at $0.19	100,000	19,000	-	-	-	19,000
Issue of shares pursuant to debt settlement agreements – at $0.19	572,296	108,736	-	-	-	108,736
Issue of shares for cash pursuant to a private placement – at $0.15	600,000	90,000	-	-	-	90,000
Cancellation of escrow shares	(127,500)	-	-	-	-	-
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.25	30,000	7,500	-	-	-	7,500
Net loss for the year ended December 31, 1997	-	-	-	(341,800)	(341,800)	(341,800)
Balance, December 31, 1997	13,085,016	3,453,515	(674,313)	(2,957,875)	(2,957,875)	(178,673)
Issue of shares for cash pursuant to an escrow agreement – at $0.01	750,000	7,500	-	-	-	7,500
Net loss for the year ended December 31, 1998	-	-	-	(348,981)	(348,981)	(348,981)
Balance, December 31, 1998	13,835,016	3,461,015	(674,313)	(3,306,856)	(3,306,856)	(520,154)
Issue of shares pursuant to a resource property acquisition agreement – at $0.05	50,000	2,500	-	-	-	2,500
Net loss for the year ended December 31, 1999	-	-	-	(239,938)	(239,938)	(239,938)
Balance, December 31, 1999	13,885,016	3,463,515	(674,313)	(3,546,794)	(3,546,794)	(757,592)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

		Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
1 for 3 share consolidation		(9,256,678)	-	-	-	-	-
Issue of shares for cash pursuant to private placements	– at $0.195	3,076,923	600,000	-	-	-	600,000
	– at $0.175	857,143	150,000	-	-	-	150,000
Issue costs – finders fee		-	(19,400)	-	-	-	(19,400)
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.45	66,666	30,000	-	-	-	30,000
Issue of shares pursuant to a resource property acquisition agreement	– at $0.27	100,000	27,000	-	-	-	27,000
Issue of shares pursuant to debt settlement agreements	– at $0.22	466,126	102,548	-	-	-	102,548
Net loss for the year ended December 31, 2000		-	-	-	(411,820)	-	(411,820)
Balance, December 31, 2000		9,195,196	4,353,663	(674,313)	(3,958,614)	-	(279,264)
Issue of shares for cash pursuant to private placements	– at $0.25	1,400,000	350,000	-	-	-	350,000
	– at $0.35	857,142	300,000	-	-	-	300,000
Issue costs – finders fees		-	(18,000)	-	-	-	(18,000)
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.15	10,000	1,500	-	-	-	1,500
	– at $0.21	215,000	45,150	-	-	-	45,150
Issue of shares pursuant to resource property acquisition agreements	– at $0.25	60,000	15,000	-	-	-	15,000
	– at $0.33	750,000	248,625	-	-	-	248,625
	– at $0.39	16,666	6,500	-	-	-	6,500
Share subscriptions		-	-	-	-	65,000	65,000
Net loss for the year ended December 31, 2001		-	-	-	(493,165)	-	(493,165)

.../Cont'd.

SEE ACCOMPANYING NOTES

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2002
(Stated in Canadian Dollars)

		Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Balance, December 31, 2001		12,504,004	$ 5,302,438	$ (674,313)	$ (4,451,779)	$ 65,000	$ 241,346
Issue of shares for cash pursuant to private placements	– at $0.35	485,714	170,000	-	-	(65,000)	105,000
Issue of shares for cash pursuant to the exercise of share purchase options	– at $0.15	50,000	7,500	-	- -		7,500
	– at $0.21	56,833	11,935	-	- -		11,935
	– at $0.36	30,000	10,800	-	- -		10,800
Issue of shares pursuant to resource property acquisition	– at $0.40	75,000	30,000	-	-	-	30,000
Net loss for the year ended December 31, 2002		-	-	-	(404,752)	-	(404,752)
Balance, December 31, 2002		13,201,551	$ 5,532,673	$ (674,313)	$ (4,856,531)	$ -	$ 1,829

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

Schedule 1

(An Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2002 and 2001
(Stated in Canadian Dollars)

	Balance December 31, 2000	(Reductions) Additions	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002
Buck Lake Claims					
Acquisition Costs					
Cash	$ 40,000	$ 25,000	$ 65,000	$ -	$ 65,000
Shares	2,500	6,500	9,000	-	9,000
Consulting – cash	-	100,000	100,000	-	100,000
Option payments					
– cash	(17,500)	-	(17,500)	-	(17,500)
– shares	(23,000)	17,500	(5,500)	-	(5,500)
	2,000	149,000	151,000	-	151,000
Deferred Exploration Costs					
Assays	15,960	2,214	18,174	1,402	19,576
Equipment rental	-	54,659	54,659	-	54,659
Field costs	172,163	233,099	405,262	-	405,262
Geological consulting	5,172	2,894	8,066	28,942	37,008
Line cutting	4,246	-	4,246	-	4,246
Mapping	36,604	10,850	47,454	-	47,454
Reporting	18,812	29,813	48,625	-	48,625
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	-	231,125	231,125	-	231,125
	24,996	564,654	589,650	30,344	619,994
	26,996	713,654	740,650	30,344	770,994
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	17,525
Shares	27,000	-	27,000	30,000	57,000
Option payment – shares	-	(40,000)	(40,000)	-	(40,000)
	44,525	(40,000)	4,525	30,000	34,525
Deferred Exploration Costs					
Assays	-	769	769	-	769
Field costs	1,221	15,610	16,831	-	16,831
Geological consulting	-	-	-	3,600	3,600
Reporting	5,075	-	5,075	-	5,075
	6,296	16,379	22,675	3,600	26,275
	50,821	(23,621)	27,200	33,600	60,800

…/Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

Schedule 1 – (Continued)

(An Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2002 and 2001
(Stated in Canadian Dollars)

	Balance December 31, 2000	(Reductions) Additions	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002
East Dog River Claims					
Acquisition Costs					
Cash	-	5,000	5,000	-	5,000
Shares	-	7,500	7,500	-	7,500
	-	12,500	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	-	-	3,961	3,961
	-	12,500	12,500	3,961	16,461
Mirage Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	-	5,000
Shares	-	7,500	7,500	-	7,500
	-	12,500	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	-	-	8,509	8,509
	-	12,500	12,500	8,509	21,009
Tib Lake Claims					
Deferred exploration costs					
Geological	-	-	-	9,507	9,507
	-	-	-	9,507	9,507
Write-off of exploration costs	-	-	-	(9,507)	(9,507)
	-	-	-	-	-
Wakinoo Lake Claims					
Deferred exploration costs					
Assays	-	-	-	5,991	5,991
Consulting	-	-	-	5,437	5,437
Drilling	-	-	-	32,765	32,765
Geological consulting	-	-	-	21,261	21,261
	-	-	-	65,454	65,454
Write-off of exploration costs	-	-	-	(65,454)	(65,454)
	-	-	-	-	-
	$ 77,817	$ 715,033	$ 792,850	$ 76,414	$ 869,264

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under property acquisition agreements and to complete the development of the property, and upon future profitable production.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987 as Zuni Energy Corp. The Company changed its name on May 24, 1991 to Home Ventures Ltd. and on February 15, 2000 to Buck Lake Ventures Ltd.

Prior to becoming an exploration stage company in 1987, the Company was in the business of oil and gas production and sales.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at December 31, 2002, the Company had a working capital deficiency of $892,008, which is not sufficient to meet its planned business objectives or fund mineral property expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $5,530,844 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 12 these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

(b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(c) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

(d) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Financial Instruments

The carrying values of cash, accounts receivable, marketable securities, accounts payable, due to related parties, advances payable, and loans payable approximate fair values because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(h) Exploration Stage Company

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company.

(Stated in Canadian Dollars)

Note 3 Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 3,502	$ 5,432	$ 7,207
Furniture and fixtures	16,585	4,644	11,941	14,927
Office equipment	10,000	2,800	7,200	9,000
	$ 35,519	$ 10,946	$ 24,573	$ 31,134

Note 4 Resource Property Costs

(a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, the Company has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 66,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments totalling $250,000 as follows:

Common Shares:

- 33,332 common shares at completion of a first phase exploration program (issued);
- 16,666 common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX; and
- 16,666 common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX.

Cash Payments:

- $ 65,000 by November 30, 2001 (paid);
- $ 35,000 by November 30, 2002 (paid subsequent to December 31, 2002); and
- $ 150,000 by November 30, 2003.

$ 250,000

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(a) Buck Lake Claims – (cont'd)

By a joint venture agreement dated January 28, 2000 and amended February 15, 2000 the Company agreed with LMX Resources Ltd. ("LMX") to develop the Buck Lake claims. LMX was a related company by virtue of a common director. Under the terms of the agreement, the Company granted LMX the option to purchase a 50% interest in the Buck Lake claims for consideration of 100,000 common shares of LMX valued at $0.23 per share (received), $122,500 in cash payments to November 30, 2003, ($17,500 paid) and $350,000 in exploration expenditures to April 1, 2001 ($231,125 incurred and paid).

On February 27, 2001 the Company entered into an option agreement and a quit claim deed with LMX whereby LMX agreed to terminate the above joint venture agreement and quit claimed its interest in the Buck Lake claims to the Company. The Company issued to LMX 750,000 common shares at a price of $0.33 per share to reimburse cash payments and exploration expenditures. LMX's outstanding financing obligations with respect to the joint venture agreement were terminated. In addition, LMX was granted a 60 day option following notice that a formal feasibility study had been approved, to acquire a 10% interest in the Buck Lake claims in exchange for 20% of all costs incurred on the property to the date of the exercise of the option.

(b) Bo Lake and BL Claims

By an option agreement dated April 26, 2000, the Company has the option to earn a 100% interest in the Bo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 100,000 common shares (issued), a minimum of $62,400 in exploration expenditures (incurred) and property payments totalling $155,000 as follows:

Property Payments

- $ 35,000 on or before April 26, 2001 (paid);
- $ 30,000 on or before April 26, 2002 (paid);
- $ 40,000 on or before April 26, 2003 (unpaid); and
- $ 50,000 on or before April 26, 2004.

$ 155,000

The Company reached an agreement with the vendor of the property to accept 75,000 common shares of the Company in lieu of the cash payment of $30,000 due at April 26, 2002 (issued).

Subsequent to December 31, 2002, the $40,000 payment due on or before April 26, 2003 became delinquent.

The Company has the option to pay the final $50,000 by way of the equivalent of $50,000 in value of common shares of the Company.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(b) Bo Lake and BL Claims – (cont'd)

The agreement is subject to a 3% net smelter return royalty. The Company may purchase one-half of the net smelter return royalty for $1,500,000.

The Company staked a 100% interest in contiguous claims known as the BL claims at a cost of $2,525.

On October 19, 2000, the Company entered into an option agreement with Pacific Topaz Resources Ltd. ("Pacific Topaz") to develop the Bo Lake and BL claims. Pacific Topaz is a related company by virtue of a common director. Under the terms of the agreement, the Company granted Pacific Topaz a three-year option to purchase a 50% interest in the Bo Lake and BL claims for consideration of:

(i) 100,000 common shares of Pacific Topaz at $0.40 per share (received);
(ii) the assumption by Pacific Topaz of all property payments due under the terms of the Bo Lake option agreement beginning with the April 26, 2001 payment of $20,000 (paid);
(iii) the assumption by Pacific Topaz of all exploration expenditure commitments under the terms of the Bo Lake option agreement; and
(iv) exploration expenditures commitments on the claims of a cumulative total of $500,000 by September 1, 2003 (incurred $98,510).

On April 8, 2003 Pacific Topaz abandoned the option.

(c) East Dog River Claims

By an option agreement dated September 21, 2001, the Company earned a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for $5,000 (paid) and 30,000 common shares of the Company at a fair value of $7,500 (issued). The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

(d) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company earned a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for $5,000 (paid) and 30,000 common shares of the Company at a fair value of $7,500 (issued). The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

(e) Tib Lake Claims

By an option agreement dated January 22, 2002, the Company has the option to earn a 100% interest in the Tib Lake claims located on the Thunder Bay Mining Division of Ontario for consideration of $500,000 in exploration expenditures.

During the year ended December 31, 2002, the Company abandoned the option agreement and wrote-down $9,507 in capitalized exploration costs incurred on the claims.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(f) Wakinoo Lake Claims

By an option agreement dated January 22, 2002, the Company has the option to earn a 100% interest in the Wakinoo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of $700,000 in exploration expenditures.

During the year ended December 31, 2002, the Company abandoned the option agreement and wrote-down $65,454 in capitalized exploration costs incurred on the claims.

Note 5 Advances Payable

The advances payable are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 6 Loans Payable

	2002	2001
a) Loan payable to a director of the Company is unsecured, non-interest bearing and payable on demand.	$ 23,900	$ -
b) Loan payable is unsecured, non-interest bearing and payable on demand.	27,300	15,300
c) Loans payable are unsecured, bear interest at 10% per annum and are payable on demand.	90,503	-
d) Loan payable is unsecured, bears interest at prime plus 2% per annum and is payable on demand.	57,293	53,851
	$ 198,996	$ 69,151

Note 7 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Escrow:

At December 31, 2002, 250,000 common shares were held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003, these shares were not released and are subject to cancellation.

(Stated in Canadian Dollars)

Note 7 Share Capital – (cont'd)

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2002 and 2001 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2000	833,805	$0.18
Exercised	(225,000)	$0.21
Granted	705,595	$0.36
Options exercisable and outstanding, December 31, 2001	1,314,400	$0.27
Exercised	(136,833)	$0.22
Expired	(516,972)	$0.17
Options exercisable and outstanding, December 31, 2002	660,595	$0.36

At December 31, 2002, there were 660,595 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Price	Expiry Date
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
660,595		

Subsequent to December 31, 2002, the 81,714 options exercisable at $0.21 per share expired.

(Stated in Canadian Dollars)

Note 7 Share Capital – (cont'd)

(c) Commitments: – (cont'd)

(ii) Share Purchase Warrants

At December 31, 2002, there were 2,742,856 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.56	February 4, 2004
2,742,856		

During the year ended December 31, 2002, 3,934,066 share purchase warrants outstanding at December 31, 2001 expired.

(iii) Resource Property Costs

Note 4

(iv) Share Subscriptions

At December 31, 2002, the Company had received share subscriptions totalling $65,000 with respect to a private placement at $0.35 per unit. Each unit contained one common share and one share purchase warrant. The private placement closed during the year ended December 31, 2002.

Note 8 Corporation Tax Loss Carry-forwards

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount and the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(Stated in Canadian Dollars)

Note 8 Corporation Tax Loss Carry-forwards – (cont'd)

Significant components of the Company's future tax assets and liabilities, after applying the enacted corporate income tax rates, are as follows:

	2002	2001
Future income tax assets		
Exploration and development expenses	$ 1,604,400	$ 1,400,000
Less: valuation allowance	(1,604,400)	(1,400,000)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is not likely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

At December 31, 2002, the Company has incurred Exploration and Development expenses totalling $4,011,000 which may be applied against certain future years' taxable income at various rates.

Note 9 Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2002	2001	2000
Consulting fees	$ 37,500	$ 36,000	$ 18,000
Deferred exploration costs	10,500	2,000	-
Interest	8,941	20,693	48,627
Management fees	30,000	30,000	30,000
Promotion and travel	10,070	-	-
Rent	-	3,500	16,000
Write-down of marketable securities	2,000	32,000	12,000
	$ 99,011	$ 124,193	$ 124,627

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2002, marketable securities include $6,000 (2001: $8,000) in shares of companies with common directors.

At December 31, 2002, amounts due to related parties include $203,429 (2001: $118,645) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Loans payable at December 31, 2002 includes $23,900 due to a director of the Company (Note 6).

(Stated in Canadian Dollars)

Note 10 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2002

a) the Company issued 75,000 common shares at $0.40 per share as an option payment with respect to the acquisition of the Bo Lake and BL Claims.

b) $65,000 received during the year ended December 31, 2001 and previously included in share subscriptions was applied against a private placement of 485,714 common shares.

Year ended December 31, 2001

a) the Company issued a total of 60,000 common shares at $0.25 per share as option payments with respect to the acquisition of the East Dog River claims and the Mirage Lake claims.

b) the Company issued 750,000 common shares at $0.33 per share to terminate an option agreement on the Buck Lake claims.

c) the Company issued 16,666 common shares at $0.39 per share as an option payment with respect to the acquisition of the Buck Lake claims.

d) the Company received 100,000 common shares of Pacific Topaz Resources Ltd. at $0.40 per share as an option payment with respect to a option agreement to develop the Bo Lake and BL claims.

Year ended December 31, 2000

a) the Company issued 466,126 common shares at $0.22 per share for settlement of accounts and advances payable totalling $102,548.

b) the Company issued 100,000 common shares at $0.27 per share as an option payment with respect to the acquisition of the Bo Lake claims.

c) the Company received 100,000 common shares of LMX Resources Ltd. at $0.23 per share as an option payment with respect to a joint venture agreement to develop the Buck Lake claims.

Note 11 Comparative Figures

Certain comparative figures for the year ended December 31, 2001 and 2000 have been reclassified to comply with the financial statement presentation adopted in the current year.

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a) Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") resource property acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. Therefore an additional acquisition and exploration expense is required under US GAAP.

b) Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company's stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in the reconciling items. The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company's net loss and loss per share would have been increased to the pro-forma amounts indicated below:

	2002	2001	2000
Net loss for the year per US GAAP as reported – Note 12 (c)	$ (481,165)	$ (978,073)	$ (466,400)
Pro-forma adjustment for SFAS 123	-	-	(130,120)
	$ (481,165)	$(978,073)	$(596,520)
Pro-forma net loss per share	$ (0.04)	$ (0.09)	$ (0.09)

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

b) Stock-based Compensation – (cont'd)

The weighted average fair value at date of grant of the options granted were as follows:

	2002	2001	2000
Weighted average fair value	$ -	$ 0.29	$ 0.17
Total options granted	-	705,595	833,805
Total fair value of all options granted	$ -	$ 204,520	$ 138,920

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	-	0.0%	0.0%
Expected volatility	-	121%	129%
Risk-free interest rate	-	5%	5%
Expected term in years	-	2	2

(c) The impact of the above on the financial statements is as follows:

Statements of Loss	2002	2001	2000
Net loss for the year per Canadian GAAP	$ (404,752)	$ (493,165)	$ (411,820)
Resource property acquisition costs	(30,000)	(135,000)	(25,025)
Recapture of resources property written-off	74,961	-	-
Deferred exploration costs	(121,375)	(349,908)	(16,755)
Net loss for the year per US GAAP	$ (481,166)	$(978,073)	$ (453,600)
Basic and diluted loss per share per US GAAP	$ (0.04)	$ (0.09)	$ (0.07)
Weighted average number of shares outstanding per US GAAP	12,829,604	10,599,600	6,446,708

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

(c) The impact of the above on the financial statements is as follows: – (cont'd)

Statements of Cash Flows	2002	2001	2000
Cash flows used in operating activities per Canadian GAAP	$ (236,956)	$ (585,694)	$ (381,372)
Recapture of resource property written-off			
Mineral properties acquired	-	(135,000)	(25,025)
Exploration expenses incurred	(121,375)	(349,908)	(16,755)
Cash flows used in operating activities per US GAAP	(358,331)	(1,070,602)	(423,152)
Cash flows from financing activities per Canadian and US GAAP	350,598	674,979	862,368
Cash flows used in investing activities per Canadian GAAP	(121,830)	(519,972)	(41,780)
Resource properties expensed	-	135,000	25,025
Exploration expenditure incurred	121,375	349,908	16,755
Cash flows used in investing activities per US GAAP	(455)	(35,064)	-
Increase (decrease) in cash per US GAAP	$ (8,188)	$ (430,687)	$ 439,216

Balance Sheets	2002	2001
Total assets per Canadian GAAP	$ 931,727	$ 888,061
Resource property costs	(869,264)	(792,850)
Total assets per US GAAP	62,463	95,211
Total liabilities per Canadian and US GAAP	929,898	646,715
	$ (867,435)	$ (551,504)
Shareholders' Deficiency		
Deficit, per Canadian GAAP	$(5,530,844)	$(5,126,092)
Resource property costs	(869,264)	(792,850)
Deficit, per US GAAP	(6,400,108)	(5,918,942)
Share subscriptions	-	65,000
Share capital per Canadian and US GAAP	5,532,673	5,302,438
	$ (867,435)	$(551,504)

BUCK LAKE VENTURES LTD.
YEAR END REPORT
for the year ended December 31, 2002

Schedule A: Financial Statements
- See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:

   Resource property costs
   - See financial statements attached

   General and administrative expenses
   - See financial statements attached

2. Related party transactions:
   - See Note 9 to the financial statements attached

3. Summary of securities issued and options granted during the year ended December 31, 2002:

   (a) The following common shares were issued during the year:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Feb 4/02	Private Placement	485,714	$0.35	$ 170,000	Cash	Nil
Mar 15/02	Options	56,833	0.21	11,935	Cash	Nil
Mar 22/02	Options	30,000	0.36	10,800	Cash	Nil
May 14/02	Options	50,000	0.15	7,500	Cash	Nil
July 8/02	Property Payment	75,000	0.40	30,000	Property	Nil

   (b) There were no options granted during the year.

4. Summary of securities as at December 31, 2002:

   (a) Authorized share capital:
   - See Note 7 to the financial statements attached

   (b) Number and recorded value for shares issued and outstanding:
   - See Statement of Shareholders' Equity (Deficiency)

   (c) Description of options, warrants and convertible securities outstanding:
   - See Note 7 to the financial statements attached

   (d) Number of shares in each class of shares subject to escrow or pooling agreements:
   - See Note 7 to the financial statements attached

5. List of Directors and Officers:
   Ray Roland, President and Director
   Leeta Drinovz, Assistant Secretary and Director
   Doug Brooks, Director
   Kirk Shaw, Director
   John Rizzuti, Secretary
   Andre Pauwels, Vice President, Exploration
   David Dicaire, Director
   Renee Brickner, Director

Schedule C: Management Discussion
- See attached

BUCK LAKE VENTURES LTD.
ANNUAL REPORT
December 31, 2002

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

The Issuer is a venture company in resource exploration whose shares are listed and called for trading on the TSX Venture Exchange. During the year ended December 31, 2002, the Issuer continued exploration of its Platinum/ Palladium and Nickel projects near the Lac Des Iles Mine near Thunder Bay, Ontario.

The Issuer incurred a net loss of $404,752 (0.03 per share) for the year ended December 31, 2002, compared to a net loss of $493,165 ($0.05 per share) for the year ended December 31, 2001. The decrease in loss resulted from a decrease in general and administrative expenses approximately $100,000 offset by the writeoff of property costs ($75,000) and write down of marketable securities.

RESOURCE PROPERTIES

The Issuer is actively acquiring interests in and exploring resources exploration properties. In particular for the past several years the Issuer has been exploring several properties with Platinum Group Element (PGE) mineralizationnear Thunder Bay, Ontario.

The Issuer is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada and South America.

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des IlesMine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure. In 2002 the Issuer's exploration for PGE mineralization has focused on what it considers to be its best prospect Buck Lake, and other exploration at theTib Lake and Wakinoo.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53%Copper and

9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

The Issuer optioned the initial claims from two prospectors. The terms of the property agreement include the Issuer paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Issuer may purchase for $500,000. The Issuer has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Issuer announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised bymaking a payment to the Issuer in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Issuer is planning a drill program to test identifieddrill targets on the Buck Lake Intrusion in the summer of 2003.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Issuer acquired an interest in the Bo Lake Property, another potential PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles Palladium Mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Issuer may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000. The Issuer has completed the expenditure requirements called for in the property Option Agreement.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres.

Work on the Bo Lake Property has included reconnaissance mapping/sampling and trenching/sampling in an attempt to locate potential PGE bearing mafic to ultra-mafic intrusive units.

Most of the work was carried out during the summer of 2001. Prospecting during 2001 identified a possible pyroxenite unit that was later uncovered using an excavator. Following trenching it was discovered that the intrusive unit contained compositional variations of which a small portion appeared as ultramafic. Selective sampling during 2001 and 2002 of the trenches and other areas were unsuccessful in identifying notable PGE mineralization.

The Bo Lake Property remains an exploration target for a mafic to ultra-mafic intrusive unit. The property contains an airborne magnetic anomaly with coincident EM conductors that have yet to be fully explored by the Issuer's exploration team.

Effective October 26, 2000 the Issuer entered into a joint venture agreement with Pacific Topaz Resources Ltd. Pacific Topaz was granted an option to acquire up to a 50% interest in the Bo Lake Property for the joint venture of

Property. To acquire a 50% interest in the Bo Lake Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the Issuer. The original optionor of the Bo Lake Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

On April 8, 2003 Pacific Topaz announced its decision to terminate the Bo Lake Joint Venture Agreement. The Issuer currently holds an option to acquire a 100 % interest, subject to 3 % NSR in the Bo Lake Property and is seeking joint venture partners to continue with this project

East Dog River Property – Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square kmin size or approximately 304 hectares. Access is excellent.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square kmin size or approximately 304 hectares. Access is excellent.

Tib Lake Property and Wakinoo Property Areas – Ontario

In January, 2002 the Issuer announced it had entered into option agreements for the acquisition of up to a 100% interest in both the Tib Lake and Wakinoo Lake Platinum/Palladium properties. After reviewing exploration

results and determining that further exploration expenditures on these properties were unwarranted, in January 2003 the Issuer subsequently announced its decision to drop the Tib Lake Property and on April 30, 2003 the Issuer announced its decision to terminate its option to acquire an interest in the Wakinoo Lake Project as a result of exploration results.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Issuer incurred $99,011 in related party transactions. Of this amount $37,500 was for consulting fees, $30,000 for management fees, $10,500 for exploration, $10,070 for promotions and travel and the remainder for interest.

MANAGEMENT

The Issuer's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw, D. Dicaire and Renee Brickner. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalfof the Issuer during the year.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

OUTLOOK

The Issuer is seeking funding for the drilling of several exploration targets on the Buck Lake Property. The Issuer is seeking to acquire interest in gold and other precious metals properties.